PZENA FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015
(in thousands)

OPERATING ACTIVITIES

Net Income	$	36
Adjustments to Reconcile Net Income to Cash Provided by/ (used in) Operating Activities:		
Deferred Income Taxes		(2)
Changes in Operating Assets and Liabilities:		
Accounts Payable and Accrued Expenses		(11)
Receivable from Related Party, Net		(9)
Prepaid Expenses and Other Assets		1
Net Cash Provided by Operating Activities		**15**
NET CHANGE IN CASH	**$**	**15**
CASH - December 31, 2014	**$**	**328**
Net Change in Cash		15
CASH - December 31, 2015	**$**	**343**

See accompanying notes to financial statements.